Exhibit 99.2

Perdigão (NYSE: PDA), hereby advises investors that the Annual Report on Form 20-F of Perdigao S.A. for the fiscal year ended December 31, 2008 has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and copies are available at the site http://www.perdigao.com.br/ir, on the EDGAR site of the SEC and in paper form upon request to: Investor Relations, by phone +55 (11) 3718-5301/5306/5737, or by e-mail: acoes@perdigao.com.br.